EXHIBIT 99.1
For Immediate Release
Flamel Technologies Announces Fourth Quarter and Year-End Results
Lyon, France — March 7, 2006 — Flamel Technologies (NASDAQ: FLML) today announced its financial results for the fourth quarter and year ended December 31, 2005.
Flamel’s Fourth Quarter Results
Flamel reported a net loss of ($6.4 million) for the fourth quarter of 2005 versus net income of $7.9 million in the year-ago period. Net loss per share (basic) was ($0.28) versus $0.37 in the fourth quarter of 2004. Diluted earnings per share in the fourth quarter of 2004 equaled $0.34.
Total revenues for the fourth quarter 2005 were $6.3 million, versus $18.7 million in the year-ago period. License and research revenue totaled $5.7 million during the quarter, compared to $17.8 million in the same period in 2004. Both total revenues and license and research revenues in the fourth quarter of 2004 included recognition of $12.6 million from Bristol-Myers Squibb, amortizing an upfront payment from 2003. License and research revenue recognized during the fourth quarter 2005 primarily included revenues from GlaxoSmithKline. Product sales and services during the fourth quarter of 2005 were $0.3 million versus $0.8 million in the same period last year.
Costs and expenses during the quarter were $17.4 million, as compared to $13.7 million in the fourth quarter of 2004. In line with our efforts to control expenses, operational expenses decreased sequentially during the quarter to $13.1 million before a $4.3 million provision for costs, which resulted as a consequence of the departure of the Company’s former Chairman and CEO and related parties. Operational expenses were $15.3 million in Q3 2005.
Flamel’s 2005 Annual Results
For the calendar year 2005, Flamel reported that its operating revenue was $23.6 million, compared to $55.4 million in 2004. License and research revenue was $20.8 million in 2005, a decline from $50.9 million in 2004. License and research revenue in 2005 primarily included revenues from GlaxoSmithKline and TAP Pharmaceutical Products

Inc. Product sales and services for the year 2005 were $1.8 million, compared to $3.8 million in the year-ago period.
Expenses in 2005 increased to $64.4 million ($60.1 million before the non-recurring costs mentioned above) from $46.6 million in 2004. The increase was largely in research and development expenses concerning the formulation of additional drugs using our technologies, particularly Interferon-alpha and Interleukin-2, as well as a new formulation of Basulin®.
The Company reported a net loss for the year 2005 of ($27.4 million), or ($1.19) per share, as compared with net income of $12.5 million in 2004, which equaled $0.58 per share (basic) and $0.53 (diluted).
In line with expectations, Flamel’s cash and marketable securities at year-end 2005 was $83.7 million, compared to $105.4 million at the end of 2004. The decline in the value of cash and marketable securities would have been limited to $8 million had there been no changes in foreign exchange rates between the euro and the U.S. dollar. The Company’s cash and marketable securities are typically held in euros, the currency in which the majority of the Company’s expenses are incurred.
Michel Finance, chief financial officer of Flamel Technologies, noted: “We are pleased that our focus on prudent fiscal stewardship has allowed us to tightly manage our expenses. We have invested significant resources from our partner, GlaxoSmithKline, in our Pessac manufacturing facility and we expect it to be fully operational shortly. We begin 2006 with the financial resources we need to realize our plans to develop Flamel’s extraordinary potential for growth.”
Stephen H. Willard, Flamel’s chief executive officer, said: “In the past six months, Flamel has completed a transformation that is essential to our future success. We have strengthened morale and retained all of our key scientists. We have renewed our business development efforts. We have successfully advanced our partnership with GlaxoSmithKline as most recently evidenced by the submission of the NDA for Coreg in December. We are well-positioned to execute on our remaining goals of creating new partnerships to leverage our two technology platforms: Micropump® and Medusa®.”
About Flamel Technologies
Flamel Technologies is a drug delivery company with two intellectual property platforms: Micropump, for the controlled release of drugs best absorbed in the small intestine; and Medusa, for the controlled release of proteins and peptides injected subcutaneously. Both of these platforms offer advantages with respect to efficacy and the reduction of side-effects, in addition to the obvious benefits associated with more convenient dosing regimens. For detailed company information, including copies of this and other press releases, see Flamel’s web site www.flamel.com.

     A conference call to discuss these results is scheduled for 8:30 AM Eastern Time March 8, 2006. The dial-in number is 800-374-1498 (Conference ID 6135376). International callers are invited to dial-in (1) 706-634-7261.
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
For further information on the Company, please review Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2004.
Contact:

Stephen H. Willard, Chief Executive Officer
Tel:	(1) 202-862-8400
Fax:	(1) 202-862-3933

Michel Finance, Chief Financial Officer
Tel:	(011) (33) 4-7278- 3434
Fax:	(011) (33) 4-7278-3435
Finance@flamel.com

Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:	(011) 33-4-72-78-34-34
US	(1) (202) 862-8400
Fax:	202-862-3933
Marlio@flamel.com
Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Amounts in thousands of dollars (except share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2005	2004	2005
Revenue:
License and research revenue	$17,794	$5,684	$50,893	$20,825
Product sales and services	762	349	3,755	1,757
Other revenues	162	228	762	1,016

Total revenue	18,718	6,261	55,410	23,598

Costs and expenses:
Cost of goods and services sold	(973)	(525)	(3,602)	(2,525)
Research and development	(10,913)	(9,719)	(35,359)	(47,301)
Selling, general and administrative	(1,813)	(7,108)	(7,614)	(14,541)

Total	(13,699)	(17,352)	(46,575)	(64,367)

Profit (loss) from operations	5,019	(11,091)	8,835	(40,769)

Interest income net	165	389	607	3,603
Foreign exchange gain (loss)	(274)	165	(244)	500
Other income (loss)	(208)	(297)	100	5,003

Income (loss) before income taxes	4,702	(10,834)	9,298	(31,663)
Income tax benefit (expense)	3,224	4,386	3,201	4,286

Net income (loss)	$7,926	$(6,448)	$12,499	$(27,377)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.37	$(0.28)	$0.58	$(1.19)
Diluted earnings (loss) per share	$0.34	$(0.28)	$0.53	$(1.19)

Weighted average number of shares outstanding (in thousands) :

Basic	21,514	22,995	21,514	22,995
Diluted	23,559	22,995	23,559	22,995